BFIN Securities US LLC

(A wholly owned subsidiary of BFIN US Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BFIN Securities US LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 6th Avenue, 22nd Floor
(No. and Street)

New York   NY   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 897-1692
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

BFIN Securities US LLC

(A wholly owned subsidiary of BFIN US Holdings LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934. (Schedule I)
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Schedule II)
[x] Information Relating to the Possession or Control Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Schedule II)
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Josephine Shum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BFIN Securities US LLC at December 31, 2020, is true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Chief Executive Officer
Title

Subscribed and sworn
to before me

Najma Haneef 02/19/21
_____

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BFIN Securities US LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BFIN Securities US LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

February 17, 2021

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BFIN Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 1,606,430
Due from affiliates	71,638
Fixed assets, net of accumulated depreciation of $876,025	254,571
Operating lease right-of-use asset	1,014,062
Other assets	69,244
Total assets	$ 3,015,945

Liabilities and Member's Equity

Liabilities

Due to affiliates	$ 77,448
Compensation payable	544,740
Operating lease liability	1,100,669
Accounts payable and accrued expenses	27,145
Total liabilities	1,750,002
Member's equity	1,265,943
Total liabilities and member's equity	$ 3,015,945

The accompanying notes are an integral part of this financial statements.

BFIN Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Statement of Financial Condition
December 31, 2020

1.   Organization and Business

BFIN Securities US LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on December 17, 2015. On February 7, 2017, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of BFIN US Holdings LLC (the "Parent"), which is an indirect subsidiary of Brookfield Asset Management Inc. (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

The Company acts primarily as a broker or dealer providing investment advisory services.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at the rate of exchange on the date of the transaction.

Revenue
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments
Revenue from contracts with customers includes success and advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management has determined that one performance obligation exists, for contracts with customers, and that the unconstrained portion is recognized over time in the form of advisory fees.

2. **Summary of Significant Accounting Policies (continued)**

Success Fees

The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Recognizing revenue prior to closing would be inappropriate as it represents contingent consideration. Payment for revenue is due upon closing.

Advisory Fees

The Company provides advisory services. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

The Company did not have contract assets at January 1, 2020 or December 31, 2020. The Company had customer receivables of $309,600 and $0 at January 1, 2020 and December 31, 2020, respectively. Virtually all customer receivables at January 1, 2020 were collected in 2020. The Company had a contract liability of $238,584 and $0 at January 1, 2020 and December 31, 2020, respectively.

Fees Receivable

Fees receivable include advisory and transaction success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2020, management believed no valuation allowance was warranted.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2.   **Summary of Significant Accounting Policies (continued)**

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for furniture and fixtures is calculated on a straight-line basis over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over the remaining lease term.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2016.

Stock Compensation

The Ultimate Parent provides compensation to certain key employees of the Company in the form of share-based awards with an option to settle in cash or shares. The expense for these share-based awards is recognized based on the grant date fair value and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability to BFIN Holding LP ("Holding").

Leases

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2.   **Summary of Significant Accounting Policies (continued)**

Leases (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use asset and operating lease liabilities of approximately $1,470,000 and $1,607,000, respectively, during 2019.

Other information related to leases as of December 31, 2020 is as follows:

Weighted average remaining operating lease term	3.41 years
Weighted average discount rate of operating leases	8.85%

Allowance for Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

BFIN Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Statement of Financial Condition
December 31, 2020

3.   **Transactions with Related Parties**

The Company maintains an administrative services agreement (the "Agreement") with an affiliate, under common control, BFIN Real Estate Group New York, LLC ("BFREG"). Pursuant to Agreement, the Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate BFREG for any or all shared costs that BFREG has paid on behalf of the Company. These costs have not been recorded on the books of the Company.

Pursuant to the Agreement, BFREG reimburses the Company for 50% of the Company's lease costs. Additionally, the Company paid expenses which directly related to BFREG during 2020, and BFREG paid expenses which directly related to the Company during 2020. These amounts are repaid by the entity to which the expenses directly relate to. At December 31, 2020, $71,638 of the shared expenses were unpaid and included in due from affiliate on the accompanying statement of financial condition.

During the year ended December 31, 2020, the Company paid a fee to BFIN Real Estate Group LP ("BFREGLP"), for services rendered in connection with revenue earned by the Company.

Additionally, at December 31, 2020, the Company owes BFREGLP $1,034 for expenses paid on behalf of the Company, which is included in due to affiliates on the accompanying statement of financial condition.

The Ultimate Parent provides compensation to certain key employees of the Company in the form of share-based awards that have an option to settle in cash or shares and is based on the market price of BAM's shares. On the date the Ultimate Parent grants these awards, the Ultimate Parent acquires the shares from the market which crystallizes the amount of the award and the amount payable by the Company.

The obligations for the share-based awards relating to the employees are accrued over the vesting period. The Ultimate Parent manages this program for the Company.

There were no awarded costs relating to the employees charged by BAM for the year ended December 31, 2020. The Company has a commitment to pay Holding $76,414, which is included in due to affiliates on the accompanying statement of financial condition. The repayment of this amount to Holding is due on demand.

No shares were granted pursuant to the stock compensation awards during 2020. As at December 31, 2020, the amount of $130,074 related to BFIN share-based compensation costs remained a payable to an employee and is included in compensation payable on the accompanying statement of financial condition.

During 2020, the Company made a noninterest bearing loan to an affiliate in the amount of $500,000 that was subsequently forgiven and recorded as a capital distribution.

Related party transactions are measured at the exchange amount which is the amount agreed between the parties at the time the transaction is entered into.

BFIN Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Statement of Financial Condition
December 31, 2020

3. **Transactions with Related Parties (continued)**

All transactions with related parties are settled in the normal course of business. Amounts due to/from affiliates are non-interest bearing and have no specific terms of repayment. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Fixed Assets**

Fixed assets at December 31, 2020 consist of:

Furniture and fixtures	$ 270,819
Leasehold improvement	859,777
	1,130,596
Less: Accumulated depreciation	(876,025)
	$ 254,571

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $870,490 which exceeded the required net capital by $821,427. The ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.85 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. **Commitments**

The Company leases office space, from an affiliate under common control, under a non-cancellable lease agreement which expires on May 31, 2024. At December 31, 2020, the annual minimum payments under this agreement are approximately:

2021	$ 374,000
2022	374,000
2023	374,000
2024	156,000
Total undiscounted lease payments	1,278,000
Less imputed interest	(177,000)
Total lease liability	$ 1,101,000

The lease has provisions for escalations.

7.   **Financial Risk Management**

The Company is exposed to credit risk as substantially all of the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange and market risk.

8.   **Concentration**

Substantially all revenue is derived from one client.

9.   **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets, and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2020 through the date these financial statements are available to be issued and determined that there are no material events that would require disclosure in the Company's financial statements. Effective February 16, 2021, the Company's name changed to Sera Global Securities US LLC.